United Community Banks, Inc.

Investor Presentation

Third Quarter 2010



Jimmy C. Tallent
President & CEO

Rex S. Schuette
EVP & CFO
rex_schuette@ucbi.com
(706) 781-2266

David P. Shearrow
EVP & CRO

Strong Bank. Strong Service. Strong Future.

Cautionary Statement

This presentation contains forward-looking statements, as defined by Federal Securities Laws, including statements about financial outlook and business environment. These statements are provided to assist in the understanding of future financial performance. Such performance involves risks and uncertainties that may cause actual results to differ materially from those in such statements. Any such statements are based on current expectations and involve a number of risks and uncertainties. For a discussion of factors that may cause such forward-looking statements to differ materially from actual results, please refer to United Community Banks, Inc.'s Annual Report filed on Form 10-K with the Securities and Exchange Commission.

Non-GAAP Measures

This presentation also contains non-GAAP financial measures determined by methods other than in accordance with generally accepted accounting principles ("GAAP"). Such non-GAAP financial measures include the following: net interest margin – pre credit, core fee revenue, core operating expense, core earnings, net operating (loss) income and net operating (loss) earnings per share, tangible common equity to tangible assets, tangible equity to tangible assets and tangible common equity to risk-weighted assets. The most comparable GAAP measures to these measures are: net interest margin, fee revenue, operating expense, net (loss) income, diluted (loss) earnings per share and equity to assets.

Management uses these non-GAAP financial measures because we believe it is useful for evaluating our operations and performance over periods of time, as well as in managing and evaluating our business and in discussions about our operations and performance. Management believes these non-GAAP financial measures provide users of our financial information with a meaningful measure for assessing our financial results and credit trends, as well as comparison to financial results for prior periods. These non-GAAP financial measures should not be considered as a substitute for financial measures determined in accordance with GAAP and may not be comparable to other similarly titled financial measures used by other companies. For a reconciliation of the differences between our non-GAAP financial measures and the most comparable GAAP measures, please refer to the 'Non-GAAP Reconcilement Tables' at the end of the Appendix of this presentation. We have not reconciled tangible common equity to tangible assets and core earnings to the extent such numbers are presented on a forward-looking basis based on management's internal stress test or SCAP methodology. Estimates that would be required for such reconciliations cannot reliably be produced without unreasonable effort.

Highlights Third Quarter

United Community Banks.

- Credit
- Loan and Deposit Growth
- Core Earnings
- Capital

Proactively Addressing Credit Environment

United Community Banks.

- **Structure**
  - *Centralized underwriting and approval process*
  - *Segregated work-out teams*
  - *Highly skilled ORE disposition group*
  - *Seasoned regional credit professionals*
- **Process**
  - *Continuous external loan review*
  - *Intensive executive management involvement:*
    - Weekly past due meetings
    - Weekly NPA/ORE meetings
    - Quarterly criticized watch loan review meetings
    - Quarterly pass commercial and CRE portfolio review meetings
  - *Internal loan review of new credit relationships*
  - *Ongoing stress testing… commenced in 2007*
- **Policy**
  - *Ongoing enhancements to credit policy*
  - *Periodic updates to portfolio limits*

Loan Portfolio *(total $4.76 billion)*

United Community Banks.

Geographic Diversity

$ in millions



Eastern Tennessee
5% $260
Gainesville MSA
7% $316
Coastal Georgia
7% $345
Western North Carolina
15% $719
Atlanta MSA
29% $1,365
North Georgia
37% $1,755
0%
5%
10%
15%
20%
25%
30%
35%
40%



$.76B Residential Construction 16%
.13B Installment 3%
$1.32B Residential Mortgage 28%
$2.55B Commercial 53%

Commercial Loans *(total $2.55 billion)*

United Community Banks.

Geographic Diversity

$ in millions



Eastern Tennessee
6% $148
Gainesville MSA
8% $195
Coastal Georgia
8% $213
Western North Carolina
8% $209
North Georgia
31% $799
Atlanta MSA
39% $986
0%
10%
20%
30%
40%



$.31B Comm Const 12%
$.46B C & I 18%
$.99B Owner Occupied 39%
$.79B Income Producing 31%

Average Loan Size

CRE:	$451k
C&I:	$86k
Comm. Constr.	$650k

Commercial Real Estate *(by loan type)*

United Community Banks.

(in millions)

Loan Type	September 30, 2010 Amount	Percent
Office Buildings	$ 397	22%
Other Small Business	305	17
Retail	261	15
Small Warehouses/Storage	174	10
Churches	143	7
Hotels/Motels	95	6
Convenience Stores	77	4
Franchise / Restaurants	74	4
Multi-Residential Properties	66	4
Farmland	46	3
Manufacturing Facility	41	2
Golf Course/Recreation	34	2
Auto Dealership/Service	33	2
Miscellaneous	35	2
Total Commercial Real Estate	$ 1,781	100%

Portfolio Characteristics

- 56% owner-occupied
- Typical owner-occupied: small business, doctors, dentists, attorneys, CPAs
- $12 million project limit
- $451K average loan size

Commercial Construction *(by loan type)*

(in millions)

Loan Type	Sep 30, 2010 Amount	Percent
Land Development – Vacant (Improved)	$ 114	37%
Raw Land – Vacant (Unimproved)	67	22
Commercial Land Development	57	18
Office Buildings	34	11
Miscellaneous Construction	26	8
Retail Buildings	9	3
Churches	3	1
Total Commercial Construction	$ 310	100%

Portfolio Characteristics

- $650k Average loan size

Residential Mortgage *(total $1.32 billion)*

United Community Banks.

Geographic Diversity

$ in millions



Eastern Tennessee
6% $84
Gainesville MSA
7% $87
Coastal Georgia
7% $90
Atlanta MSA
14% $185
Western North Carolina
26% $336
North Georgia
40% $531
0%
5%
11%
16%
22%
27%
33%
38%
44%



$.34B
Home Equity
26%
Avg loan size: $45k
$.98B
Mortgage
74%
Avg loan size: $96k

Origination Characteristics

- No broker loans
- No sub-prime / Alt-A
- Policy Max LTV: 80-85%
- 51% of HE Primary Lien

Residential Construction *(total $.76 billion)*

United Community Banks.

Geographic Diversity

$ in millions



Eastern Tennessee
2% $18
Gainesville MSA
5% $35
Coastal Georgia
5% $35
Western North Carolina
19% $149
Atlanta MSA
21% $159
North Georgia
48% $368
0% 5% 10% 15% 20% 25% 30% 35% 40% 45% 50% 55%



$.10B Raw 14%
Land
$.19B Developing 25%
$.30B Lot 40%
$.06B Sold 8%
$.11B Spec 14%
Construction

Average Loan Size

Spec	$242k	Develop	$669k
Sold	$153k	Raw Land	$270k
		Lot	$124k

Atlanta MSA *(residential construction)*

United Community Banks.

(in millions)

	3Q10	2Q10	3Q09	Variance 2Q10	Variance 3Q09
Acquisition & Development					
Developing Land	$ 34	$ 40	$ 100	$ (6)	$ (66)
Raw Land	27	32	61	(5)	(34)
Lot Loans	45	39	54	6	(9)
Total	**106**	**111**	**215**	**(5)**	**(109)**
Construction Loans					
Spec	42	48	91	(6)	(49)
Sold	11	10	22	1	(11)
Total	**53**	**58**	**113**	**(5)**	**(60)**
Total Res Construction	**$ 159**	**$ 169**	**$ 328**	**$ (10)**	**$ (169)**

North Georgia MSA *(residential construction)*

United Community Banks.

(in millions)

	3Q10	2Q10	3Q09	Variance 2Q10	Variance 3Q09
Acquisition & Development					
Developing Land	$ 98	$ 113	$ 180	$ (15)	$ (82)
Raw Land	43	45	56	(2)	(13)
Lot Loans	168	181	198	(13)	(30)
Total	**309**	**339**	**434**	**(30)**	**(125)**
Construction Loans					
Spec	38	44	71	(6)	(33)
Sold	22	24	30	(2)	(8)
Total	**60**	**68**	**101**	**(8)**	**(41)**
Total Res Construction	**$ 369**	**$ 407**	**$ 535**	**$ (38)**	**$ (166)**

Credit Quality

(in millions)

	3Q10	2Q10	1Q10	4Q 09	3Q 09	2Q 09
Net Charge-offs	**$ 50.0**	**$ 61.3**	**$ 56.7**	**$ 84.6**	**$ 90.5**	**$ 58.3**
as % of Average Loans	4.12%	4.98%	4.51%	6.37%	6.57%	4.18%
Allowance for Loan Losses	**$ 174.6**	**$ 174.1**	**$ 173.9**	**$ 155.6**	**$ 150.2**	**$ 145.7**
as % of Total Loans	3.67%	3.57%	3.48%	3.02%	2.80%	2.64%
as % of NPLs	80	78	62	59	49	51
as % of NPLs – Adjusted (1)	**257**	**234**	**142**	**190**	**149**	**82**
Past Due Loans (30 – 89 Days)	**1.24%**	**1.69%**	**2.17%**	**1.44%**	**2.02%**	**1.61%**
Non-Performing Loans	**$ 217.8**	**$ 224.3**	**$ 280.8**	**$ 264.1**	**$ 304.4**	**$ 287.8**
OREO	**129.9**	**123.9**	**136.3**	**120.8**	**110.6**	**104.8**
Total NPAs	**$ 347.7**	**$ 348.2**	**$ 417.1**	**$ 384.9**	**$ 415.0**	**$ 392.6**
As % of Original Principal Balance						
Non-Performing Loans	70.0%	69.4%	71.6%	70.4%	73.8%	80.1%
OREO	65.9	71.9	67.4	66.6	64.4%	64.3%
Total NPAs						
as % of Total Assets	4.96%	4.55%	5.32%	4.81%	4.91%	4.63%
as % of Loans & OREO	7.11	6.97	8.13	7.30	7.58	6.99

(1) Excluding loans with no allocated reserve

Net Charge-offs by Loan Category

United Community Banks.

(in thousands)

	3Q10		% of Average Loans (Annualized)			
	NCOs	% of Avg Loans	2Q10	1Q10	4Q09	LTM[1]
Commercial (sec. by RE)	$ 14,212	3.16 %	2.21 %	.45 %	.86 %	1.67 %
Commercial Construction	1,972	2.40	1.67	2.48	5.03	2.90
Commercial & Industrial	1,207	1.07	.85	4.31	.15	1.60
Total Commercial	**$ 17,391**	2.70	1.91	1.33	1.36	1.83
Residential Construction	23,934	11.99	18.71	17.32	23.87	17.97
Residential Mortgage	7,695	2.29	1.90	1.31	1.93	1.86
Consumer/ Installment	978	2.90	3.53	2.12	3.83	3.10
Total Net Charge-offs	**$ 49,998**	**4.12**	**4.98**	**4.51**	**6.37**	**5.00**

(1) Based on simple average of the four quarters

Net Charge-offs by Market

United Community Banks.

(in thousands)

	3Q10		% of Average Loans (Annualized)			
	NCOs	% of Avg Loans	2Q10	1Q10	4Q09	LTM[1]
MARKETS						
Atlanta MSA	$ 13,753	3.97 %	4.85 %	4.32 %	12.07 %	6.30 %
Gainesville MSA	1,143	1.40	3.01	1.92	2.49	2.21
North Georgia	26,554	5.92	6.19	6.51	3.57	5.55
Western North Carolina	5,509	2.99	3.86	1.96	5.11	3.48
Coastal Georgia	2,702	3.05	6.07	5.74	7.72	5.65
East Tennessee	337	.52	1.53	.55	3.67	1.57
Total	**$ 49,998**	**4.12**	**4.98**	**4.51**	**6.37**	**5.00**

Note: Dollars in thousands
(1) Based on simple average of the four quarters

NPAs by Loan Category and Market

United Community Banks.

(in thousands)

	3Q10		
	NPLs	OREO	Total NPAs
LOAN CATEGORY			
Commercial (sec. by RE)	$ 53,646	$ 14,838	$ 68,484
Commercial Construction	17,279	15,125	32,404
Commercial & Industrial	7,670	-	7,670
Total Commercial	**78,595**	**29,963**	**108,558**
Residential Construction	79,321	73,206	152,527
Residential Mortgage	58,107	26,795	84,902
Consumer/ Installment	1,743	-	1,743
Total	**$ 217,766**	**$ 129,964**	**$ 347,730**

	3Q10		
	NPLs	OREO	Total NPAs
MARKETS			
Atlanta MSA	$ 65,304	$ 32,785	$ 98,089
Gainesville MSA	11,905	5,685	17,590
North Georgia	92,295	67,439	159,734
Western N. Carolina	31,545	11,559	43,104
Coastal Georgia	10,611	10,951	21,562
East Tennessee	6,106	1,545	7,651
Total	**$ 217,766**	**$ 129,964**	**$ 347,730**

UNITED

Core Earnings

In millions



$35.0
$30.0
$25.0
$20.0
$15.0
$16.5
$21.5
$26.7
$31.7
$29.9
$28.9
$29.4
$27.5
4Q08
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10

Core Earnings Summary

(In Thousands)		Variance	
	3Q10	**2Q10**	**3Q09**
Net Interest Revenue	**$ 60,014**	**$ (1,613)**	**$ (2,990)**
Core Fee Revenue	12,603	1,024	363
Gross Revenue	**72,617**	**(589)**	**(2,627)**
Core Operating Expense (Excl OREO)	45,154	1,386	1,646
Pre-Tax, Pre-Credit (Core)	**$ 27,463**	**$ (1,975)**	**$ (4,273)**

Net Interest Margin	**3.57 %**	**(.03) %**	**.18 %**


Net Interest Margin
5.0%
4.0%
3.0%
2.0%
1.0%
.0%
3.97%
4.04%
4.15%
4.24%
4.13%
3.39%
3.40%
3.49%
3.60%
3.57%
3Q09
4Q09
1Q10
2Q10
3Q10
NIM
NIM - Pre Credit (1)

(1) Excluding impact of nonaccrual loans, OREO and interest reversals

NIM Characteristics

- Margin changes
  - -3 bps vs. 2Q10
  - +18 bps vs. 3Q09
- Maintained loan & CD pricing
- 3Q Excess liquidity – lowered Margin by 19 bps
- Impact of credit costs – 56 bps
  - + Historically 8 to 12 bps
  - Significant opportunity after credit cycle – 1 bps = $.7M NIR

Margin – Credit Costs



.70%
.60%
.50%
.40%
.30%
.20%
.10%
.00%
.58%
.64%
.66%
.64%
.56%
.16%
.20%
.20%
.19%
.14%
.27%
.27%
.26%
.25%
.22%
.15%
.17%
.20%
.20%
.20%
3Q09
4Q09
1Q10
2Q10
3Q10
Interest Reversals
Carry Cost of NPAs
Lost Interest on C/Os

Credit Costs Impacting Margin

- Historically 8 to 12 bps
- Credit cycle – significant drag on margin but improving
- Cost 3Q10 vs. Historical – 44 bps (annual earnings impact of $29 million)
- 1 bps = $667K NIR

Deposit Mix *(total $6.0 billion)*

($ in millions)

	3Q10	2Q10	3Q09
Demand / NOW	$ 1,582	$ 1,561	$ 1,481
MMDA / Savings	977	930	859
Core Transaction	**2,559**	**2,491**	**2,340**
Time < $100,000	1,492	1,569	1,848
Public Deposits	561	564	557
Total Core	**4,612**	**4,624**	**4,745**
Time >$100,000	971	1,028	1,187
Public Deposits	62	66	50
Total Customer	**5,645**	**5,718**	**5,982**
Brokered Deposits	354	612	839
Total Deposits	**$ 5,999**	**$ 6,330**	**$ 6,821**

11% Annualized Growth



Demand & NOW 27%
MMDA & Sav. 16%
Time <$100k 25%
Time >$100k 16%
Public Funds 10%
Brokered 6%

As of September 30, 2010

Net Operating Loss – From Continuing Operations

United Community Banks.

Third Quarter 2010

(In Thousands)

	3Q10	2Q10	3Q09
Pre-Tax, Pre-Credit (Core)	**$ 27,463**	**$ 29,438**	**$ 31,736**
Provision for Loan Loss	(50,500)	(61,500)	(95,000)
Loss on Sale of NPA's	-	(45,349)	-
Foreclosed Property Costs:			
Write-downs	(14,187)	(11,192)	(4,107)
Maintenance, Taxes, Etc.	(5,565)	(3,348)	(3,811)
Securities Gains (Losses), Net	2,491	-	1,149
FHLB Advance Termination Charge	(2,233)	-	-
Income Taxes - Benefit	16,706	32,419	26,252
Net Operating Loss[(1)]	**(25,825)**	**(59,532)**	**(43,781)**

Net Operating Loss per Share	**(.30)**	**(.66)**	**(.93)**

(1) From continuing operations

Third Quarter 2010

(In Thousands)

	3Q10	2Q10	3Q09
Net Operating Loss	**$ (25,825)**	**$ (59,532)**	**$ (43,781)**
Earnings /(Loss) from Discounted Operations	-	-	63
Goodwill Impairment Charge	(210,590)	-	(25,000)
Net Loss	**(236,415)**	**(59,532)**	**(68,718)**
Preferred Stock Dividend (TARP)	$ 2,581	$ 2,577	$ 2,562
Net Loss per Share	**$ (2.52)**	**$ (.66)**	**$ (1.43)**
Book Value	**$ 5.14**	**$ 7.71**	**$ 8.85**
Tangible Book Value	**5.05**	**5.39**	**6.50**

	Well-Capitalized	3Q10	2Q10	3Q09
Bank				
Leverage	5%	7.9%	8.3%	9.8%
Tier 1 RBC	6	11.4	11.9	13.3
Total RBC	10	13.2	13.8	15.1
Holding Company				
Leverage	5%	7.3%	7.7%	9.5%
Tier 1 RBC	6	10.4	11.1	13.2
Total RBC	10	13.0	13.8	15.8
Tangible Common Equity to:				
Assets		6.8%	6.9%	5.4%
Risk Weighted Assets		9.6	10.0	10.7
Tangible Equity to Assets		9.2	9.3	7.6

APPENDIX

United at a Glance


NASHVILLE
TENNESSEE
KNOXVILLE
CHATTANOOGA
NORTH CAROLINA
ASHEVILLE
SOUTH CAROLINA
GREENVILLE
GEORGIA
ATLANTA
SOUTH CAROLINA
HILTON HEAD ISLAND
SAVANNAH
COASTAL GEORGIA
ST. SIMONS
FLORIDA
JACKSONVILLE

Assets	$7.0 Billion	Banks	27
Deposits	$6.0 Billion	Offices	106

Experienced Proven Leadership

United Community Banks.

		Joined UCBI	Years in Banking
Jimmy Tallent	President & CEO	1984	36
Guy Freeman	Chief Operating Officer	1992	52
Rex Schuette	Chief Financial Officer	2001	33
David Shearrow	Chief Risk Officer	2007	29
Glenn White	President, Atlanta Region	2007	36
Craig Metz	Marketing	2002	18
Bill Gilbert	Retail Banking	2000	34

United Community Banks.

"Community bank service, large bank resources"

- **Twenty-seven "community banks"**
  - *Local CEOs with deep roots in their communities*
  - *Resources of $7.0 billion bank*

- **Service is point of differentiation**
  - *Golden rule of banking*
    - ✓ "The Bank That **SERVICE** Built"
  - *Ongoing customer surveys*
    - ✓ 95+% satisfaction rate

- **Strategic footprint with substantial banking opportunities**
  - *Operates in a number of the more demographically attractive markets in the U.S.*

- **Disciplined growth strategy**
  - *Organic supported by de novos and selective acquisitions*

Robust Demographics *(fast growing markets)*

United Community Banks.

		Population Growth (%)	
	Population	**Actual**	**Projected**
Markets[1]	*(in thousands)*	**2000 - 2010**	**2010 - 2015**
North Georgia	394	23%	7%
Atlanta MSA	5,611	32	10
Gainesville MSA	191	37	13
Coastal Georgia	373	11	5
Western North Carolina	429	12	4
East Tennessee	860	14	6
Total Markets			
Georgia	10,014	22	7
North Carolina	9,552	19	8
Tennessee	6,366	12	5
United States	311,213	11	4

[1] ***Population data is for 2010 and includes those markets where United takes deposits.***
Source: SNL

Market Share Opportunities

United Community Banks.

(excellent growth prospects)

Markets	Market Deposits *(in billions)* [1]	United Deposits [2]	Banks	Offices	Deposit Share [1]	Rank [1]
North Georgia	$ 7.7	$ 2.1	11	23	31 %	1
Atlanta MSA	50.0	1.9	10	38	4	7
Gainesville MSA	2.5	.3	1	6	13	3
Coastal Georgia	7.3	.4	2	9	5	8
Western North Carolina	7.5	1.0	1	20	14	3
East Tennessee	14.9	.3	2	10	2	10
Total Markets	**$ 89.9**	**$ 6.0**	**27**	**106**		

[1] ***FDIC deposit market share and rank as of 6/10 for markets where United takes deposits. Source: SNL and FDIC.***

[2] ***Based on current quarter.***

Leading Demographics

United Community Banks.

Rank	Ticker	Company[1]	State	Total Assets ($ B)	2010 - 2015 Population Growth [2]
1	CFR	Cullen/Frost Bankers, Inc.	TX	$ 17.1	9.10 %
2	SBIB	Sterling Bancshares, Inc.	TX	5.1	8.30
3	WTNY	Whitney Holding Corporation	LA	11.4	8.20
4	WAL	Western Alliance Bancorporation	NV	6.0	7.75
5	PRSP	Prosperity Bancshares, Inc.	TX	9.6	7.35
6	GBCI	Glacier Bancorp, Inc.	MT	6.2	7.25
7	**UCBI**	**United Community Banks, Inc.**	**GA**	**7.7**	**6.95**
8	IBOC	International Bancshares Corporation	TX	11.3	6.90
9	FCNCA	First Citizens Bancshares, Inc.	NC	21.1	6.45
10	TCBI	Texas Capital Bancshares, Inc.	TX	6.0	6.25
11	BOKF	BOK Financial Corporation	OK	23.7	6.00
12	FIBK	First Interstate BancSystem, Inc.	MT	7.2	6.00
13	FCBN	First Citizens Bancorporation, Inc.	SC	8.7	5.80
14	SNV	Synovus Financial Corp.	GA	32.4	5.40
15	STSA	Sterling Financial Corporation	WA	9.7	4.50

Note: Financial information as of June 30, 2010
(1) Includes publicly traded companies with assets between $5.0 – 50.0 billion as of June 30, 2010
(2) Population growth weighted by county (cumulative)
Data Source: SNL Financial

Number of Businesses with 1 – 49 Employees

Markets[1]	2000	2006	Small Business Growth (%)	Population Growth 2000 - 2010 (%)
North Georgia	6,453	7,693	19	23
Atlanta MSA	**70,893**	**126,200**	**78**	**32**
Gainesville MSA	3,158	3,824	21	37
Coastal Georgia	9,441	10,210	8	11
Western North Carolina	10,274	11,544	12	12
East Tennessee	16,273	17,839	10	14

The Atlanta MSA is seeing small business growth at nearly double its already significantly increasing population growth.

[1] *Population data is for 2009, SNL;*
Business demographics, U.S. Census Statistics of U.S. Businesses, 2008 & 2006; County Business Patterns 2000-2006

Performing Classified Loans

United Community Banks.

(in millions)	3Q10	2Q10	1Q10	4Q09	3Q09
LOANS BY CATEGORY					
Commercial (Sec. by RE)	$ 158	$ 141	$ 152	$ 124	$ 93
Commercial Construction	103	78	75	51	51
Commercial & Industrial	22	22	35	34	35
TOTAL COMMERCIAL	**$ 283**	**$ 241**	**$ 262**	**$ 209**	**$ 179**
Consumer / Installment	3	4	4	4	3
Residential Construction	177	149	154	197	208
Residential Mortgage	86	80	81	79	83
LOANS	**$ 549**	**$ 474**	**$ 501**	**$ 489**	**$ 473**

Business Mix Loans *(at quarter-end)*

United Community Banks.

(in millions)	3Q10	2Q10	1Q10	4Q09	3Q09	3Q10 vs. 3Q09
LOANS BY CATEGORY						
Commercial (sec. by R/E)	$ 1,781	$ 1,780	$ 1,765	$ 1,779	$ 1,787	$ (6)
Commercial Construction	310	342	357	363	380	(70)
Commercial & Industrial	456	441	381	390	403	53
Total Commercial	**2,547**	**2,563**	**2,503**	**2,532**	**2,570**	**(23)**
Residential Construction	764	820	960	1,050	1,185	(421)
Residential Mortgage	1,316	1,356	1,390	1,427	1,461	(145)
Consumer / Installment	133	134	139	142	147	(14)
TOTAL LOANS	**$ 4,760**	**$ 4,873**	**$ 4,992**	**$ 5,151**	**$ 5,363**	**$ (603)**

Loans – Markets Served *(at quarter-end)*

(in millions)	3Q10	2Q10	1Q10	4Q09	3Q09
LOANS BY MARKET					
Atlanta MSA	$ 1,365	$ 1,373	$ 1,404	$ 1,435	$ 1,526
Gainesville MSA	316	343	372	390	402
North Georgia	1,755	1,808	1,814	1,884	1,942
Western North Carolina	719	738	756	772	786
Coastal Georgia	345	356	388	405	440
East Tennessee	260	255	258	265	267
Total	**$ 4,760**	**$ 4,873**	**$ 4,992**	**$ 5,151**	**$ 5,363**

Residential Construction – Total Company

(in millions)	3Q10	2Q10	1Q10	4Q09	3Q09
Land Loans					
Developing Land	$ 190	$ 214	$ 290	$ 332	$ 380
Raw Land	104	110	124	127	159
Lot Loans	303	311	321	336	336
Total	**597**	**635**	**735**	**795**	**875**
Construction Loans					
Spec	109	125	153	178	218
Sold	58	60	72	77	92
Total	**167**	**185**	**225**	**255**	**310**
Total Res Construction	**$ 764**	**$ 820**	**$ 960**	**$ 1,050**	**$ 1,185**
By Region					
Atlanta	$ 159	$ 183	$ 228	255	328
Gainesville MSA	35	25	42	51	56
North Georgia	368	408	460	503	534
North Carolina	149	148	151	156	161
Coastal Georgia	35	37	55	60	77
Tennessee	18	19	24	25	29
	$ 764	$ 820	$ 960	$ 1,050	$ 1,185

Residential Construction – Atlanta MSA

United Community Banks.

(in millions)	3Q10	2Q10	1Q10	4Q09	3Q09
Land Loans					
Developing Land	$ 34	$ 40	$ 66	$ 76	$ 100
Raw Land	27	32	43	43	61
Lot Loans	45	39	47	52	54
Total	**106**	**111**	**156**	**171**	**215**
Construction Loans					
Spec	42	48	58	68	91
Sold	11	10	14	16	22
Total	**53**	**58**	**72**	**84**	**113**
Total Res Construction	**$ 159**	**$ 169**	**$ 228**	**$ 255**	**$ 328**

Residential Construction – North Georgia

United Community Banks.

(in millions)	3Q10	2Q10	1Q10	4Q09	3Q09
Land Loans					
Developing Land	$ 98	$ 113	$ 148	$ 172	$ 179
Raw Land	42	45	43	45	56
Lot Loans	168	182	189	197	198
Total	**308**	**340**	**380**	**414**	**433**
Construction Loans					
Spec	38	44	54	61	71
Sold	22	24	26	27	30
Total	**60**	**68**	**80**	**88**	**101**
Total Res Construction	**$ 368**	**$ 408**	**$ 460**	**$ 502**	**$ 534**

Business Mix Loans *(at year-end)*

United Community Banks.

(in millions)	2009	2008	2007	2006	2005
LOANS BY CATEGORY					
Commercial (sec. by R/E)	$ 1,779	$ 1,627	$ 1,476	$ 1,230	$ 1,055
Commercial Construction	363	500	527	469	359
Commercial & Industrial	390	410	418	296	237
Total Commercial	**2,532**	**2,537**	**2,421**	**1,995**	**1,651**
Residential Construction	1,050	1,479	1,829	1,864	1,380
Residential Mortgage	1,427	1,526	1,502	1,338	1,206
Consumer / Installment	142	163	177	180	161
TOTAL LOANS	**$ 5,151**	**$ 5,705**	**$ 5,929**	**$ 5,377**	**$ 4,398**

Loans – Markets Served *(at year-end)*

United Community Banks.

(in millions)	2009	2008	2007	2006	2005
LOANS BY MARKET					
Atlanta MSA	$ 1,435	$ 1,706	$ 2,002	$ 1,651	$ 1,207
Gainesville MSA	390	420	400	354	249
North Georgia	1,884	2,040	2,060	2,034	1,790
Western North Carolina	772	810	806	773	668
Coastal Georgia	405	464	415	358	306
East Tennessee	265	265	246	207	178
Total	**$ 5,151**	**$ 5,705**	**$ 5,929**	**$ 5,377**	**$ 4,398**

Lending – Credit Summary *(as of September 30, 2010)*

United Community Banks.

(in millions)

Legal lending limit	$188
House lending limit	20
▪ Project lending limit	12
Top 25 relationships	447
▪ 9.4% of total loans	

Regional credit review – Standard underwriting

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Credit Quality (1)

	Third Quarter 2010			Second Quarter 2010			First Quarter 2010		
(in thousands)	Non-performing Loans	Foreclosed Properties	Total NPAs	Non-performing Loans	Foreclosed Properties	Total NPAs	Non-performing Loans	Foreclosed Properties	Total NPAs
NPAs BY CATEGORY									
Commercial (sec. by RE)	$ 53,646	$ 14,838	$ 68,484	$ 56,013	$ 13,297	$ 69,310	$ 45,918	$ 21,597	$ 67,515
Commercial construction	17,279	15,125	32,404	17,872	11,339	29,211	23,556	14,285	37,841
Commercial & industrial	7,670	-	7,670	7,245	-	7,245	3,610	-	3,610
Total commercial	78,595	29,963	108,558	81,130	24,636	105,766	73,084	35,882	108,966
Residential construction	79,321	73,206	152,527	88,375	74,444	162,819	147,326	74,220	221,546
Residential mortgage	58,107	26,795	84,902	53,175	24,830	78,005	57,920	26,173	84,093
Consumer / installment	1,743	-	1,743	1,655	-	1,655	2,472	-	2,472
Total NPAs	$ 217,766	$ 129,964	$ 347,730	$ 224,335	$ 123,910	$ 348,245	$ 280,802	$ 136,275	$ 417,077
Balance as a % of Unpaid Principal	70.0%	65.9%	68.4%	69.4%	71.9%	70.3%	71.6%	67.5%	70.2%
NPAs BY MARKET									
Atlanta MSA	$ 65,304	$ 32,785	$ 98,089	$ 74,031	$ 30,605	$ 104,636	$ 81,914	$ 36,951	$ 118,865
Gainesville MSA	11,905	5,685	17,590	10,730	2,750	13,480	17,058	3,192	20,250
North Georgia	92,295	67,439	159,734	102,198	60,597	162,795	109,280	63,128	172,408
Western North Carolina	31,545	11,559	43,104	22,776	11,473	34,249	31,353	8,588	39,941
Coastal Georgia	10,611	10,951	21,562	8,341	16,548	24,889	33,438	21,871	55,309
East Tennessee	6,106	1,545	7,651	6,259	1,937	8,196	7,759	2,545	10,304
Total NPAs	$ 217,766	$ 129,964	$ 347,730	$ 224,335	$ 123,910	$ 348,245	$ 280,802	$ 136,275	$ 417,077
NPA ACTIVITY									
Beginning Balance	$ 224,335	$ 123,910	$ 348,245	$ 280,802	$ 136,275	$ 417,077	$ 264,092	$ 120,770	$ 384,862
Loans placed on non-accrual	119,783	-	119,783	155,007	-	155,007	139,030	-	139,030
Payments received	(11,469)	-	(11,469)	(12,189)	-	(12,189)	(5,733)	-	(5,733)
Loan charge-offs	(52,647)	-	(52,647)	(62,693)	-	(62,693)	(58,897)	-	(58,897)
Foreclosures	(59,844)	59,844	-	(66,994)	66,994	-	(49,233)	49,233	-
Capitalized costs	-	601	601	-	305	305	-	320	320
Note / property sales	(2,392)	(40,203)	(42,595)	(69,598)	(68,472)	(138,070)	(8,457)	(25,951)	(34,408)
Write downs	-	(7,051)	(7,051)	-	(6,094)	(6,094)	-	(4,579)	(4,579)
Net losses on sales	-	(7,137)	(7,137)	-	(5,098)	(5,098)	-	(3,518)	(3,518)
Ending Balance	$ 217,766	$ 129,964	$ 347,730	$ 224,335	$ 123,910	$ 348,245	$ 280,802	$ 136,275	$ 417,077

(1) Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

Net Charge-offs by Category and Market

United Community Banks.

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Credit Quality (1)

(in thousands)	Third Quarter 2010 Net Charge-Offs	Third Quarter 2010 Net Charge-Offs to Average Loans (2)	Second Quarter 2010 Net Charge-Offs	Second Quarter 2010 Net Charge-Offs to Average Loans (2)	First Quarter 2010 Net Charge-Offs	First Quarter 2010 Net Charge-Offs to Average Loans (2)
NET CHARGE-OFFS BY CATEGORY						
Commercial (sec. by RE)	$ 14,212	3.16 %	$ 9,757	2.21 %	$ 1,964	.45 %
Commercial construction	1,972	2.40	1,460	1.67	2,206	2.48
Commercial & industrial	1,207	1.07	867	.85	4,110	4.31
Total commercial	17,391	2.70	12,084	1.91	8,280	1.33
Residential construction	23,934	11.99	41,515	18.71	43,100	17.32
Residential mortgage	7,695	2.29	6,517	1.90	4,551	1.31
Consumer / installment	978	2.90	1,207	3.53	737	2.12
Total	$ 49,998	4.12	$ 61,323	4.98	$ 56,668	4.51
NET CHARGE-OFFS BY MARKET						
Atlanta MSA	$ 13,753	3.97 %	$ 16,926	4.85 %	$ 15,545	4.32 %
Gainesville MSA	1,143	1.40	2,547	3.01	1,675	1.92
North Georgia	26,554	5.92	28,100	6.19	29,747	6.51
Western North Carolina	5,509	2.99	7,194	3.86	3,695	1.96
Coastal Georgia	2,702	3.05	5,581	6.07	5,649	5.74
East Tennessee	337	.52	975	1.53	357	.55
Total	$ 49,998	4.12	$ 61,323	4.98	$ 56,668	4.51

(1) Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.
(2) Annualized

Loans / Deposits – Liquidity

(in millions)	3Q 10	2Q 10	3Q 09	Variance vs 2Q 10	Variance vs 3Q 09
Loans	$ 4,760	$ 4,873	$ 5,363	$ (113)	$ (603)
Core (DDA, MMDA, Savings)	$ 2,559	$ 2,491	$ 2,340	$ 68	$ 219
Public Funds	623	630	607	(7)	16
CD's	2,463	2,597	3035	(134)	(572)
Total Deposits (excl Brokered)	$ 5,645	$ 5,718	$ 5,982	$ (73)	$ (337)
Loan to Deposit Ratio	**84%**	**85%**	**90%**		
Investment Securities	1,310	1,488	1,533	$ (178)	$ (223)
Percent of Assets	**19%**	**19%**	**18%**		
Commercial & Short-Term Paper	$ 109	$ 148	$ 397	$ (39)	$ (288)
Other Interest Bearing Deposits	57	105	-	(48)	57
Excess Fed Reserve	30	43	72	(13)	(42)
Total Excess Liquidity	**$ 196**	**$ 296**	**$ 469**	**$ (100)**	**$ (273)**

Wholesale Borrowings - Liquidity

(in millions)

	Unused Capacity	3Q10	2Q10	3Q09	Variance vs 2Q 10	Variance vs 3Q 09
Wholesale Borrowings						
Brokered Deposits	$ 1,399	$ 354	$ 612	$ 839	$ (258)	$ (485)
FHLB	631	55	104	315	(49)	(260)
Fed Funds	30	-	-	-	-	-
Other Wholesale	180	104	104	102	-	2
Total	$ 2,240	**$ 513**	**$ 820**	**$ 1,256**	**$ (307)**	**$ (743)**
Long-Term Debt						
Sub-Debt		$ 96	$ 96	$ 96	$ -	$ -
Trust Preferred Securities		55	55	54	-	1
Total Long-Term Debt		**$ 151**	**$ 151**	**$ 150**	**$ -**	**$ 1**

Business Mix – Deposits *(at quarter-end)*

United Community Banks.

(in millions)

DEPOSITS BY CATEGORY	3Q10	2Q10	1Q10	4Q09	3Q09
Demand & Now	$ 1,582	$ 1,561	$ 1,489	$ 1,465	$ 1,481
MMDA & Savings	977	930	908	879	858
Core Transaction Deposits	**2,559**	**2,491**	**2,397**	**2,344**	**2,339**
Time < $100,000	1,492	1,569	1,636	1,740	1,848
Public Deposits	561	564	611	597	557
Total Core Deposits	**4,612**	**4,624**	**4,644**	**4,681**	**4,744**
Time > $100,000	971	1,028	1,059	1,138	1,187
Public Deposits	62	66	73	49	50
Total Customer Deposits	**5,645**	**5,718**	**5,776**	**5,869**	**5,981**
Brokered Deposits	354	612	711	759	840
Total Deposits	**$ 5,999**	**$ 6,330**	**$ 6,487**	**$ 6,628**	**$ 6,821**

Core Transaction Deposits

United Community Banks.

Geographic Diversity



3Q 09
3Q 10
$ in millions
Eastern Tennessee
$117
$131
Coastal Georgia
$136
$147
Gainesville MSA
$142
$164
Western North Carolina
$444
$480
North Georgia
$638
$692
Atlanta MSA
$863
$945
$0
$100
$200
$300
$400
$500
$600
$700
$800
$900

Core Transactions / Total Deposits (%)

	3Q10	3Q09
Atlanta MSA	49.4 %	40.2 %
North Georgia	32.6	24.4
Western NC	49.9	43.3
Gainesville MSA	48.8	43.3
Coastal GA	41.8	38.1
Eastern TN	41.7	33.5
Total	**42.7 %**	**34.3 %**

NPA Sale in 2Q

United Community Banks.

Sold $103 Million NPA's – With a $65 Million Capital Option and Warrant

- Completed sale on April 30, 2010
- Accelerates disposition of the more illiquid assets

CATEGORY *(in millions)*		**MARKETS** *(in millions)*	
Commercial	$ 29.4	Atlanta	$ 10.7
Commercial Construction	11.3	Gainesville	13.5
Residential Construction	62.4	N. Georgia	50.0
Total	$ 103.1	Coastal Georgia	7.6
		North Carolina	21.3
			$ 103.1

NPA Sale – Fair Value Accounting

Fair Value Accounting – Warrant / Option to Purchase Equity

- Increase to Capital Surplus - $39.8 million
- Pre-tax expense charge - $45.3 million; after-tax cost - $30.0 million
- GAAP Capital +$9.8million – Slight Negative to "Regulatory Capital" (DTA)

(in millions)

	Income Statement		Capital Surplus
Fair Value of Warrants / Option	$ (39.8)		$ 39.8
Loan Discount (3.5% to 5.8%)	(4.5)		
Closing Costs	(1.0)		
Total Charge to Expense	(45.3)		
Tax Benefit	15.3		
Impact on Net Loss	$ (30.0)		$ 39.8
Impact on GAAP Equity		$ +9.8	

Southern Community Bank

($ in millions)

- Purchased – June 19, 2009
- Nine years old – Enhances presence in southside metro Atlanta markets
- Four banking offices in southside metro Atlanta MSA – Fayetteville, Coweta and Henry counties
- 54 employees (Reduced by 17 after conversion in September 2009)
- $208 in customer deposits, including $53 core deposits
- FDIC assisted transaction: 80% guarantee on $109 loss threshold, 95% above
  - Fully discounted bid with no credit exposure
  - Accounted for credit related items (at FMV) as “covered assets” on balance sheet

	3Q10	2Q10	1Q10	4Q09	2Q09
Loans	$ 75	$ 81	$ 79	$ 85	$ 110
OREO	30	33	32	34	25
FDIC receivable	40	43	58	67	95
Total Covered Assets	$145	$157	$169	$ 186	$ 230

  - Pre-tax gain on acquisition of $11.4
- Accretive to earnings per share

Non-GAAP Reconciliation Tables

(in thousands except EPS)

	Operating Earnings to GAAP Earnings Reconciliation		
	3Q 10	**2Q 10**	**3Q09**
Core fee revenue reconciliation [(1)]			
Core fee revenue	$ 12,861	$ 11,579	$ 13,389
Securities gains (losses), net	-	-	-
SCB Acquisition Gain	-	-	-
Fee Revenue (GAAP)	**$ 12,861**	**$ 11,579**	**$ 13,389**
Core operating expense reconciliation [(1)]			
Core operating expense	$ 64,906	$ 43,768	$ 51,426
Foreclosed property expense	-	14,540	-
Noncash goodwill impairment charge	210,590	-	25,000
Loss from sale of nonperforming assets	-	45,349	-
Operating expense (GAAP)	**$ 275,496**	**$ 103,657**	**$ 76,426**
Diluted loss per common share reconciliation [(1)]			
Diluted operating loss per common share	$ (.30)	$ (.66)	$ (.93)
Noncash goodwill impairment charge	(2.22)	-	(.50)
Diluted loss per common share (GAAP)	**$ (2.52)**	**$ (.66)**	**$ (1.43)**

(1) From continuing operations

Non-GAAP Reconciliation Tables

	Operating Earnings to GAAP Earnings Reconciliation					
	2Q 10		2Q 10		3Q 09	
Net interest margin - pre credit reconciliation						
Net interest margin - pre credit	4.13	%	4.25	%	3.97	%
Effect of interest reversals, lost interest, and carry costs of NPAs	(.56)		(.64)		(.58)	
Net interest margin	**3.57**	**%**	**3.61**	**%**	**3.39**	**%**
Tangible common equity and tangible equity to tangible assets reconciliation						
Tangible common equity to tangible assets	6.78	%	6.91	%	5.36	%
Effect of preferred equity	2.41		2.35		2.19	
Tangible equity to tangible assets	**9.19**		**9.26**		**7.55**	
Effect of goodwill and other intangibles	2.18		2.58		2.72	
Equity to assets (GAAP)	**11.37**	**%**	**11.84**	**%**	**10.27**	**%**
Tangible common equity to risk-weighted assets reconciliation						
Tangible common equity to risk-weighted assets	9.60	%	9.97	%	10.67	%
Effect of preferred equity	3.51		3.41		3.04	
Tangible equity to risk weighted assets	13.11		13.38		13.71	
Effect of other comprehensive income	(.81)		(.87)		(.90)	
Effect of trust preferred	1.06		1.03		.92	
Effect of deferred tax asset limitation	(2.94)		(2.47)		(.58)	
Tier I capital ratio (Regulatory)	**10.42**	**%**	**11.07**	**%**	**13.15**	**%**

Analyst Coverage

United Community Banks.

- **FBR Capital**
  (Market Perform - Aug 19, 2010)
- **FIG Partners**
  (Outperform - Jul 28, 2010)
- **Guggenheim Securities, LLC**
  (Neutral - Sep 10, 2010)
- **Keefe, Bruyette & Woods**
  (Market Perform - Sep 29, 2010)
- **Macquarie Capital (USA)**
  (Neutral - Aug 5, 2010)
- **Raymond James & Assoc.**
  (Outperform 2 - Sep 17, 2010)
- **Sandler O'Neill & Partners**
  (Hold - Sep 29, 2010)
- **Soleil (Tenner Investment Research)**
  (Hold - Jul 26, 2010)
- **Stephens, Inc.**
  (Equal Weight - Jul 28, 2010)
- **Sterne Agee & Leach, Inc.**
  (Neutral - Sep 3, 2010)
- **SunTrust Robinson Humphrey**
  (Buy - Aug 25, 2010)

United Community Banks, Inc.

Investor Presentation

Third Quarter 2010

